October 26, 2016

Sumeera Younis
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re: Walthausen Funds, File Nos. 333-147324, 811-22143
_____________________________________________________________________________________________

Dear Ms. Younis:

On August 31, 2016, Walthausen Funds (the “Registrant”), on behalf of the Walthausen Select Value Fund (the “Fund”), a series of the Registrant, for the purpose of registering R6 Class shares, filed Post-Effective Amendment No. 18 to its registration statement under the Investment Company Act of 1940 (Post-Effective Amendment No. 19 to its registration statement under the Securities Act of 1933) Form N-1A. On October 17, 2016, you provided oral comments with respect to the Fund. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Any revisions to the summary prospectus have been carried over to the statutory prospectus, but are omitted for the sake of brevity. A clean or marked version of relevant parts of the prospectus and SAI are included for ease of review.

PROSPECTUS

Comment 1.

With respect to the fee table, please confirm that short selling is not a principal strategy, or if it is, please confirm that short selling expenses are included in the fee table.

Response.

The Registrant confirms that short selling is not a principal strategy and that the Fund incurred no short selling expenses during its last fiscal year and the semi-annual period ended July 31, 2016.

Comment 2.

With respect to the fee table, please confirm that acquired fund fees and expenses are less than 0.01% of average Fund net assets.

Response.

The Registrant confirms acquired fund fees and expenses are less than 0.01% of average Fund net assets.

Comment 3.

With respect to the fee table footnote, please confirm (i) that the date of the expense cap will be at least one year from the effective date of the registration statement, and (ii) expand the disclosure related to termination to recite any termination option that may be available to the Board of Trustees.

Response.

The Registrant confirms that that the date of the expense cap will be at least one year from the effective date of the registration statement. The Registrant has amended disclosures to recite that the Trustees may terminate the expense cap upon notice to the advisor.

Comment 4.

Please explain why the Fund does not present two expense examples in light of the 2.00% redemption fee.

Response.

The Registrant notes that the 2.00% redemption fee is only applied to redemptions with 90 days of purchase. Consequently, the expense examples would not be affected for a shareholder who holds shares longer than 90 days. As such, a second expense example table would be identical to the one presented and is omitted for the sake of brevity, which the Registrant believes is consistent with the instructions to this Item 3.

Comment 5.

Under the section entitled Principal Investment Strategies, while the SEC staff does not dispute the Advisor’s definition of small and mid capitalization companies as those with market capitalizations of $7 billion or less, please explain supplementally the Advisor’s source of this definition.

Response.

The Advisor bases this definition on what it believes is common market place understanding of the size of small and mid capitalization companies, which is also consistent with indexes that track small and mid capitalization companies (e.g. Russell 2500 Value Index, S&P Small Cap 600, S&P MidCap 400).

Comment 6.

Under the section entitled Principal Investment Strategies, in the section that describes “value” securities as those that “…appear underpriced according to certain financial measures ”, please provide a listing of which financial measures are used (e.g. price to earnings ratios (P/E), etc.)

Response.

The Registrant has amended disclosures to recite the primary financial measures employed.

Comment 7.

Under the section entitled Principal Investment Strategies, please delete the last sentence of the first paragraph as it is a risk disclosure that is already presented under principal investment risks.

Response.

The Registrant made the requested deletion.

Comment 8.

Under the section entitled Principal Investment Strategies, please amend the second paragraph that describes the Advisor’s sell discipline to include the frequency with which the Adviser conducts sell reviews and consider including any other information regarding this sell process that might be illuminating to shareholders.

Response.

The Registrant has amended disclosures to recite the frequency with which the Adviser conducts sell reviews but does not believe further details would be illuminating to shareholders.

Comment 9.

Under the section entitled The Principal Risks of Investing in the Fund, please add an introductory disclosure noting that an investor may lose some or all of their investment.

Response.

The Registrant has added an introductory disclosure “As with all mutual funds, there is the risk that you could lose some or all of your investment in the Fund. Many factors affect the Fund’s net asset value and performance.”

Comment 10.

Under the section entitled The Principal Risks of Investing in the Fund, please consider adding the word “Investing” to the disclosure entitled “Risks of Small and Mid Capitalization Companies.”

Response.

The Registrant has added the words “Investing in” to the disclosure entitled “Risks of Small and Mid Capitalization Companies.”

Comment 11.

Under the section entitled The Principal Risks of Investing in the Fund, please consider deleting “Risks in General” as this may be too general to be helpful to shareholders.

Response.

The Registrant believes the disclosure is helpful to shareholders and has elected to leave it as is.

Comment 12.

If the Registrant has deleted “Risks in General,” please consider relabeling “Risks of Investing in Common Stocks” as “Risks in General”.

Response.

Please see response to comment 11, above.

Comment 13.

Please explain supplementally that “Sector Risk” is different from industry concentration risk, or revise Sector Risk to Industry Risk.

Response.

The Registrant notes that the sector risk disclosure is intended to alert shareholders to the risk that companies operating in various industries may be subject to similar economic sector-wide risks. For example, the Fund might invest in electric utilities, gas utilities, water utilities, telephone utilities as well as supporting industries such as wire transmission industries, pipeline transmission industries, coal mining, gas production, rail transport, and trucking. Taken together these might be subject to similar but not identical risks such as change in consumer appetite for utility services, changes in regulatory regime and so on. Consequently, the Registrant believes sector risk is a disclosure that is helpful to shareholders has elected to leave it as is.

Comment 14.

Under the Portfolio Manager disclosure, please include the month the portfolio manager began serving the Fund in addition to the presently-disclosure year.

Response.

The Registrant has added the month (December) of service.

Comment 15.

Please consider including some portions of the Item 9 disclosures under the section entitled “The Investment Selection Process Used by the Fund” in the Item 4 disclosures of principal investment strategies.

Response.

The Registrant believes the disclosure most helpful to shareholders as is and has elected to leave unchanged.

Comment 16.

Under the disclosures entitled “The Investment Advisor,” please consider presenting FDIC disclosures as a separate paragraph.

Response.

The Registrant has made the requested change to presentation.

Comment 17.

Please disclose in the description of the Expense Example that the first year expenses reflect the effect of the expense cap.

Response.

The Registrant has made the requested change to presentation.

STATEMENT OF ADDITIONAL INFORMATION

Comment 18.

When referring to the Fund’s prospectus, please include the date of the prospectus.

Response.

The Registrant has amended disclosures to include the date of the prospectus.

Comment 19.

If ETF investments are part of the Fund’s principal investment strategies please include in prospectus.

Response.

The Registrant confirms that ETF investments are not part of the Fund’s principal investment strategies.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely, /s/ Parker Bridgeport Parker Bridgeport